Exhibit (j)(4)

Global Securities Services – Triangle Capital Corporation Custody Services Agreement

Customer Profile Schedule Institution

Account Type:	Custody	Account Number:

Customer Information

Institution Name (Full Legal Name. DO NOT USE ABBREVIATIONS)		Triangle Capital Corporation

Tax I.D. Number		06-1798488

Institution Contact and Title		Sheri Colquitt, Vice President

Telephone Number		1-919-479-4784

Street Address of Institution	3700 Glenwood Avenue, #530, Raleigh, NC 27612

Account Service Instructions

Type of Institution:	Additional Service Options:

☐ Insurance Company ☐ Financial Institution ☒ Corporation ☐ Partnership ☐ Investor Advisor ☐ Investment Company ☐ Broker Dealer ☐ Qualified Retirement Plan ☐ Other (Describe)	☒ Monthly Statements ☐ Quarterly Statements ☒ Fifth Third Direct ☐ Other (Describe)

Payment For Custody Services:

☒ Bill monthly ☐ Charge monthly ☐ Other, please specify

Name of Investment Advisor (If self-directed, indicate “self-directed.”)	Self-Directed

Proxy Communication:

☒ Forward all proxies to the below mailing address and I will execute and mail said proxies to the address specified.

Proxy Contact:

Name	Triangle Capital Corporation, Attn: Sheri Colquitt

Address	3700 Glenwood Ave., #530 Raleigh, NC 27612

Phone	1-919-719-4784

Fax	1-919-719-4777

E-mail	scolquitt@tcap.com

☐ Forward all proxies to our proxy service provider to mailing address and contact information listed below to be executed on our behalf:

Company Name

Client Number (if applicable)

Contact:

Name

Address

Phone

Fax

E-mail

SEC Shareholder Communications Disclosure

The Securities and Exchange Commission (SEC) has adopted a rule that requires Fifth Third Bank, as holder of securities, to contact Client, the beneficial owner having authority to vote those securities, to determine whether Client would like Fifth Third Bank to provide Client’s name, address and share position to companies whose shares Fifth Third Bank holds for Client’s benefit. If Client does not object, Fifth Third Bank will release the above information to requesting companies and Client will receive annual and quarterly reports, proxies and other corporate communications directly from these companies. These companies are prohibited from using Client’s name and address for any purpose other than corporate communications.

If Client does object to such release or to the receipt of shareholder information, Fifth Third Bank will not release Client’s shareholder status to requesting companies.

☐ Client authorizes Fifth Third Bank to release Client’s name to companies.

☒ Client does not authorize Fifth Third Bank to release Client’s name to companies.

Fifth Third Bank is instructed to handle all excess cash in the following manner:

☒ Invest/ Withdraw from the following money market:

Name of the Fund	Banksafe/Banksafe Premium

☐ Check or Wire Transfer according to the following instructions:

Address of Bank and ABA Routing Information

☐ Credit/ Charge our Fifth Third Checking or Savings account

Account Number

Form W-9: Taxpayer Identification Number

Please visit www.IRS.gov and print the most updated version of the W-9 Form to complete the custody agreement process.

Changes to Customer Profile Schedule

Any changes to this Customer Profile Schedule will not be effective until a new Customer Profile Schedule is executed by the Customer and, when applicable, any other person authorized to direct the account, including an Investment Advisor.

Persons Authorized to Direct Account (Including Investment Advisor when applicable)

January 6, 2012

/s/ Garland S. Tucker, III

Client Signature	Date (Month/Day/Year)

Garland S. Tucker, III, Chief Executive Officer

Title

/s/ Steven C. Lilly	January 6, 2012

Client Signature	Date (Month/Day/Year)

Steven C. Lilly, Chief Financial Officer

Title

Fifth Third Bank Custody Services Agreement – Triangle Capital Corporation

This Custody Services Agreement (collectively with all schedules, exhibits, amendments, and addenda hereto, this “Agreement”) is made effective as of January 17, 2012 by and between Fifth Third Bank, North Carolina, 201 North Tryon Street, Ste. 1800                      (Street), MD NFT18K                      (Mail Location), Charlotte (City), NC (State) 28202 (ZIP) (“Custodian”), and the undersigned customer (“Customer”). Custodian and Customer hereby agree as follows:

1. DEFINITIONS. For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below.

“Account” means the custodial account maintained by Custodian pursuant to this Agreement established in the name of and on behalf of Customer.

“Agreement” means this Custody Services Agreement and all schedules, exhibits, amendments and addenda hereto.

“Applications” means, collectively, the CAD Application and the FTD Application.

“Class Actions” means lawsuits initiated by or on behalf of a corporation that entitle the shareholders of such corporation to participate in such lawsuit by electing to so participate.

“Corporate Action Information” means all information communicated to Customer via the CAD System related to Corporate Actions when securities related to such Corporate Actions are held in the Account.

“Corporate Actions” means any actions undertaken by an issuer corporation that have an effect upon shareholders or entitlement holders of the corporation’s securities (so long as such securities are held in the Account) including, without limitation, the inception of Class Actions.

“Custodian” means Fifth Third Bank, an Ohio banking corporation, acting pursuant to this Agreement.

“Customer ID” means a Customer-specific user identification code.

“Customer” means the party executing this Agreement for which the Custodian is performing the Services.

“Depository” means the Depository Trust Company, the Federal Reserve or such other sub-custodian as Custodian may from time to time nominate.

“CAD Application” means the Corporate Actions Direct software application licensed hereunder by Custodian to be downloaded by Customer that will enable Customer to access and use the CAD System via an Internet connection, a dedicated line or a direct dial-up connection.

“CAD Interface” means the methodology by which Customer uses the CAD Application to create an online connection to the CAD System, which will allow Customer to perform Transactions from a remote location.

“CAD Services” means the then-current Services made available by Custodian to Customer pursuant to this Agreement on the CAD System.

“CAD System” means the overall concept or program, including the then-current systems, computers and communication facilities made available to Customer for the purpose of receiving Corporate Action Information and delivering Voluntary Election Instructions or Other Instructions to Custodian by means of the CAD Interface.

“Information” means the methods, techniques, programs, devices and operations of Custodian arising in connection with the CAD System and the FTD System and the services and products provided in connection therewith.

“Instructions” means the data messages, in a form and format acceptable to Custodian, submitted by Customer and successfully received by the Workstations, which requests that a task be performed on behalf of Customer or its customers regarding trust and/ or demand deposit account funds maintained in the Account.

“Interfaces” means, collectively, the CAD Interface and the FTD Interface.

“Mandatory Corporate Actions” shall mean those Corporate Actions for which the effect on the shareholders or entitlement holders may not be modified by the Customer, including but not limited to, cash dividends, stock dividends, mergers, name changes, mandatory calls, and other mandatory corporate reorganizations.

“Manuals” means on-line user manuals that describe the process and assist with the use of the Workstations.

“Other Instructions” means the messages, in a form and format acceptable to Custodian, submitted by Customer and successfully received by Custodian through the CAD System, which request that a task be performed on behalf of Customer or its customers regarding stock or other securities held in Customer’s Account that does not relate to Voluntary Corporate Actions or the Customer’s Voluntary Election Instructions.

“Proper Instruction” means the written and manually signed instructions of the person(s) identified in writing by Customer as being duly authorized by Customer to have authority over the Property.

“Property” means the property listed on a certain receipt(s) or as indicated on the confirmation separately supplied by Custodian to Customer in connection with this Agreement, which may include, without limitation, cash, common and preferred stocks, bonds, debentures, notes, money market instruments or other obligations, and any certificates, receipts, warrants or other instruments or documents representing rights to receive, purchase or subscribe for any of the foregoing, or evidencing any other rights or interests therein.

“FTD Services” means the then-current services made available by Custodian to Customer via the FTD Interface.

“FTD System” means Custodian’s then-current systems, computers and communication facilities made available by Custodian to receive Customer requests for information and Customer Instructions via the FTD Interface.

“Services” means the custody services specified in the Custody Services Schedule attached hereto as Schedule 1.

“FTD Application” means the Fifth Third Direct software application licensed hereunder by Custodian to be downloaded by Customer that will enable Customer to access and use the FTD System via an Internet connection, a dedicated line or a direct dial-up connection.

“FTD Interface” means that methodology by which Customer uses the FTD Application to create an online connection to the FTD System that will allow Customer to perform Transactions from a remote location.

“FTD Price List” means those items related to the FTD Application on the Fee Schedule.

“Transactions” means the Custodian’s performance of certain tasks pursuant to Proper Instructions.

“Voluntary Corporate Actions” means those Corporate Actions for which shareholders or entitlement holders are entitled or required to make an election or decision among alternative courses of action such as, among other things, certain tender offers, conversions, distributions or exchanges that are voluntary by their terms.

“Voluntary Election Instructions” means those messages timely delivered from Customer to Custodian through the CAD System unambiguously identifying Customer’s election or decision among alternative courses of action triggered by the occurrence of a Voluntary Corporate Action.

“Workstations” means, collectively, the overall concept or program by which Custodian allows Customer to access its FTD System by means of the FTD Interface and the CAD System by means of the CAD Interface.

2. DEPOSIT OF PROPERTY. Customer has deposited the Property, or may deposit additional Property, with Custodian. The purpose of such deposit is to obtain from Custodian the Services. The Services shall include those normally and customarily provided by Custodian with respect to Property including safekeeping, trading, deposits, withdrawals, income, corporate actions, puts, calls, overdrafts, record retention, reports and such other related services as Custodian may offer from time to time.

3. DESCRIPTION OF PROPERTY. Customer represents and acknowledges that the description of the Property listed on the receipt(s) or confirmation is an accurate description of Property. Custodian shall not be responsible for any Property until actually received by Custodian. Securities held by Custodian shall, unless payable to bearer, be registered in the name of the Custodian for the account of the Customer or its nominee, as Custodian may appoint, and at any time remove, in Custodian’s sole discretion. Custodian may deposit all or a part of the Property in a Depository; provided, however, no such deposit or appointment shall relieve the Custodian of its obligations under this Agreement. Custodian, in accordance with its normal and customary practices, will segregate and identify on its books as belonging to the Customer all Property held by Customer or any other entity authorized to hold Property in accordance with this Agreement.

4. APPOINTMENT AS CUSTODIAN. Customer hereby constitutes and appoints Custodian as custodian of Property and Custodian agrees to act in the capacity as custodian with respect to the Property during the term of this Agreement. Custodian shall perform the Services and maintain the Account as set forth herein. Custodian shall be held to the exercise of reasonable care in carrying out its obligations under this Agreement. Custodian shall have no investment authority, nor any duty or obligation to supervise or advise Customer on any investments. Except as specifically set forth herein, Custodian shall have no liability and assumes no responsibility for any non-compliance by Customer of any laws, rules or regulations.

5. SCOPE OF SERVICES. Custodian may make changes to the Services and/or the Fee Schedule attached hereto as Schedule 2 based upon, but not limited to: technological developments; legislative, regulatory, third party depository or sub-custodian operational changes; or the introduction of new services by Custodian. Custodian will notify Customer of any changes to the Services that will affect Customer at least 30 days prior to the effective date of such changes.

6. INSTRUCTIONS; RELIANCE BY CUSTODIAN. Custodian is authorized to rely and act on Proper Instructions in providing the Services, whether such Proper Instructions are received via telephone, facsimile, or by bank wire so long as Custodian believes in good faith that such Proper Instructions have been given by an authorized person or agent acting on behalf of Customer. Custodian will only rely upon Proper Instructions sent via electronic mail if Proper Instruction specifically approves this method of delivery in writing (by other than electronic means) prior to the delivery of such Proper Instructions by electronic mail. Custodian is also authorized to rely and act upon instructions transmitted electronically through the Institutional Delivery System (IDS), a customer data entry system, or any other similar electronic instruction system acceptable to Custodian. Custodian will not be liable for any failure to execute instructions or failure to receive Property due to incorrect, incomplete, conflicting or untimely instructions. Custodian, in its discretion, is authorized to accept and act upon orders from Customer, whether given orally by telephone or otherwise, which Custodian in good faith believes to be genuine. Customer shall cause all oral instructions to be confirmed in writing by a written Proper Instruction. Custodian’s records will be conclusive as to the content of any such instruction, regardless of whether confirmation is received.

7. REIMBURSEMENT FOR COSTS, EXPENSES. Custodian is authorized to take all steps it deems necessary or advisable to complete a transaction and shall be reimbursed for all costs, losses and liabilities if settlement is not accomplished due to Customer’s failure for any reason to follow Custodian’s instructions with respect to the Property or the Account. Custodian is authorized to execute, in the name of Customer, any certificates of ownership, declarations or other certificates required under any tax or other laws or governmental regulation now or hereafter in effect. Custodian will have the right to setoff against the Property held by Custodian hereunder and upon any deposit account of Customer for the following: (i) compensation, expenses, commitments made by Custodian upon instructions of Customer or its authorized agent; (ii) reimbursement of taxes incurred by Custodian for the Account of Customer; and (iii) other liabilities of Customer to Custodian, however created.

8. SETTLEMENT PRACTICES. Custodian will settle trade orders as instructed by the Customer. Custodian will not be liable or accountable for any act or omission by, or for the solvency of, any broker or agent effecting such transaction.

9. WORKSTATIONS. The terms and conditions of this Section 9 apply (to the extent they are applicable based upon Customer’s election) to Customers electing to subscribe to the Workstations’ products, systems and software, as specified herein.

A.	In consideration of the of the fees and charges paid by Customer in connection with using the Services, Custodian hereby grants a nonexclusive and nontransferable license during the term of this Agreement to Customer to use the Applications. Customer acknowledges that Custodian retains full exclusive ownership of the Applications and Customer shall not grant any license or right to use the Applications without the prior written consent of Custodian, which consent may be withheld in its discretion.

B.	Use of the Workstations requires Customer to obtain proper identification codes. Customer may request establishment on the applicable Workstation of a Customer ID to be used by Customer and its employees when accessing the applicable Workstation via the applicable Interface. Customer ID setup and standard maintenance will be performed at Custodian’s convenience and in accordance with Custodian’s general timeframes and scheduling. Customer shall provide Custodian with prompt written notice of all Customer IDs that are no longer active should be deleted and/or should otherwise be changed. Although not obligated to, Custodian reserves the right at its option and without notice to suspend the password on a Customer ID or inactivate and/or delete any Customer ID if it has not successfully logged on to the applicable System in a sixty day period (or other interval determined from time to time by Custodian), if it has shown suspicious activity or if Custodian determines that there is or may be a violation of Custodian’s then current security procedures or standards involving the applicable System or Customer’s access to the same. Custodian reserves the right (but shall not have any obligation) to request that Customer designate in writing those employees or agents of Customer which may authorize establishment of Customer IDs on the applicable System. However, Customer shall be solely responsible for any unauthorized access to the applicable System and Customer’s data therein via the applicable Interface where such access includes but is not limited to theft, unauthorized Customer, employee or agent access, action taken on behalf of Customer or at the request of Customer’s employees or agents (even if not authorized) and/or failure to notify Custodian in writing and independently verify suspension of a password on a Customer ID or inactivation and/or deletion of a Customer ID.

C.	In addition to the covenants and obligations of the Customer stated elsewhere in this Agreement, Customer further acknowledges and agrees:

i.	Upon the termination of this Agreement, Customer shall, at its own cost and expense, deliver any printed versions of any manuals, documentation or writings, along with any copies thereof, pertaining to the use of the Workstations, the Applications, or the Interfaces to a location designated by Custodian.

ii.	Customer will cause all persons utilizing the Interfaces to treat all applicable user and authentication codes and passwords with extreme care.

iii.	Custodian is hereby irrevocably authorized to act in accordance with and rely upon Instructions received by it through the Interfaces. Customer shall be solely responsible for the quality, accuracy, and adequacy of all information and Instructions supplied to Custodian via the Interfaces or otherwise provided to Custodian hereunder, and Custodian shall not be liable for any damage, loss or expense whatsoever resulting to Customer or its customers as a result of the lack of quality, inaccuracy or inadequacy of such information other than as may arise from a defect in the Interfaces or the Workstations involving Custodian’s receipt of such information. Customer will establish and maintain adequate audit controls to monitor the quality and delivery of such data.

iv.	Customer shall comply with all federal, state and local laws and regulations applicable to its business operations or to Customer as a result of this Agreement and will acquire all the rights and licenses deemed necessary by Custodian for Custodian to interface with Customer, or vice versa, and for Custodian to provide the Services contemplated under this Agreement.

v.	Customer shall be solely responsible for all record keeping as may be required of it under any federal, state or local laws and regulations. Except as hereinafter provided or as may be required under any federal, state or local laws and regulations, Custodian shall not be obligated to retain any records of any services performed hereunder for a period beyond seven calendar days after delivery of the records to Customer.

D.	Customer agrees to the following general provisions related to the Workstations’ products:

i.	Except for the Applications and the Workstations, Customer shall obtain and maintain at its own cost and expense all equipment and services, including but not limited to its computer systems, communications services, Internet access accounts, dedicated line or direct dial-up equipment necessary for Customer to access and utilize the Workstations via the Interfaces. Custodian shall not be responsible for the reliability or availability of any such equipment or services including but not limited to any third party access providers. Customer further agrees to obtain and utilize computer systems and communications equipment which meet the minimum specifications for using the Interfaces and the Applications se forth on the attached Exhibit A.

ii.	Customer acknowledges that neither the Services nor any information provided to Customer by the Workstations is intended to supply tax, investment or legal advice. Although the Workstations may provide information that may lead to recommendations about how and where to invest and what to buy, none of these recommendations are developed or endorsed by Custodian. In relation to this Agreement and in providing the Services, Custodian does not recommend any particular advisory service or products, nor does Custodian offer any such advice regarding the nature, potential value, or suitability of any particular security or investment strategy. Customer acknowledges that all purchases, sales, investments, Instructions and Transactions are initiated and performed independently by Customer at Customer’s sole risk. Customer further acknowledges that, unless an investment consists of an insured deposit account maintained at Custodian, no such purchases, sales, investments, Instructions or Transactions will be insured or guaranteed by Custodian or any governmental or regulatory agency.

iii.	Customer agrees to pay all taxes of whatever nature including, but not limited to, any income, franchise, sale, use, property, transfer, excise and other taxes now or hereafter imposed by any governmental body or agency upon Customer’s accessing the Workstations via the Interfaces and Customer’s use of the Services, but excluding any income taxes payable by Custodian on the receipt of income under this Agreement.

iv.	Customer assumes full responsibility for the consequences of any and all use, misuse or unauthorized use of the Workstations, the Applications, the Interfaces, the Manuals, or the Services whether by Customer’s personnel or others who gain access by or through the Services as provided to Customer, lawfully or unlawfully, to the Workstations, the Interfaces, the Manuals, or the Services.

v.	Custodian shall not be obligated to act upon, or be liable for failure to act upon, any Instruction, Transaction, or modification or cancellation thereof received by Custodian via the Interfaces that is not performed in accordance with the Manuals and/or this Agreement.

vi.	Customer shall not copy or modify, or by its action or inaction permit to be copied or modified, the Applications or any other part of the Interfaces, whether in printed or computer data form. Customer agrees to abide by all copyright laws regarding the use and possession of the Applications and all other related software applications associated with the Interfaces.

vii.	Customer hereby represents, acknowledges and agrees that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to Custodian and that there may be more secure methods of transmitting Instructions to Custodian than the method(s) selected by Customer hereunder. Customer hereby agrees that the security procedures (if any) to be followed in connection with the Customer’s transmission of Instructions via the Interfaces provide to Customer a commercially reasonable degree of protection in light of Customer’s particular needs and circumstances.

viii.	In the event the Interfaces are provided by or through one or more third parties (e.g., through the Internet access provider, a third party carrier, etc.), Customer acknowledges and agrees that Custodian shall have no responsibility or liability whatsoever for any actions or inactions of such third parties, including, but not limited to, inability to access the Workstations, interruption in access to the Workstations, or error or inaccuracies in data received by Customer. Not limiting the generality of the foregoing, Custodian’s only obligation will be to make available the Workstations via the Interfaces in accordance with Custodian’s usual and customary standards in effect from time to time.

10. FTD SYSTEM. The terms and conditions of this Section 10 shall apply (to the extent they are applicable based upon Customer’s election) to Customers electing to subscribe to the FTD System.

A.	FTD Services shall be provided via the FTD Interface in accordance with the terms, conditions and procedures contained in this Agreement and in the Manuals. The Manuals are incorporated herein by reference.

B.	Customer will seek to resolve errors that may result from its use of the FTD System, including errors as to its customers and will provide, promptly upon request, any information not otherwise restricted which is requested in connection with such errors.

C.	Custodian and Customer shall maintain knowledgeable personnel and procedures to resolve disputes between and among any of the parties connected with the FTD System, the FTD Application, the FTD Interface and the FTD Services that are the subject of this Agreement. Such disputes would be those relating to the proper and timely posting and crediting of Transactions or Instructions, including but not limited to, disputes arising out of the failure of any of the parties in connection with Customer’s use of the FTD Interface, the FTD System, the FTD Services, or Customer’s violation of the provisions contained in the Manuals, or any applicable law or regulation. Customer shall be solely responsible for compliance with all applicable federal, state and local statutes, rules and regulations relating to error resolution, if any.

11. CORPORATE ACTIONS DIRECT SYSTEM. The terms and conditions of this Section 11 shall apply (to the extent they are applicable based upon Customer’s election) to Customers electing to subscribe to the CAD System.

A.	CAD Services shall be provided via the CAD Interface in accordance with the terms, conditions and procedures contained in this Agreement and in the applicable portion of the Manuals. The Manuals are incorporated herein by reference.

B.	Customer shall review all Corporate Action Information made available to Customer by Custodian via the CAD System. Customer may elect not to provide Voluntary Election Information in response to a Voluntary Corporate Action. Custodian has no duty to ensure that Customer provides a response or Voluntary Election Information in response to a Voluntary Corporate Action.

C.	Customer will seek to resolve errors which may result from its use of the CAD System, including errors as to its customers and will provide, promptly upon request, any information not otherwise restricted which is requested in connection with such errors.

D.	Custodian and Customer shall maintain knowledgeable personnel and procedures to resolve disputes between and among any of the parties connected with the CAD System, the CAD Application, the CAD Interface and the CAD Services. Such disputes would be those relating to the proper and timely receipt and delivery of Corporate Action Information or Voluntary Election Instructions, including but not limited to, disputes arising out of the failure of any of the parties in connection with Customer’s use of the CAD Interface, the CAD System, the CAD Services, or Customer’s violation of the provisions contained in the Manuals, or any applicable law or regulation. Customer shall be solely responsible for compliance with all applicable federal, state and local statutes, rules and regulations relating to error resolution, if any.

E.	Customer understands and acknowledges that, with respect to any Corporate Action that is also a Class Action, Custodian is only responsible for reporting to Customer and notifying Customer based upon Custodian’s actual knowledge, which actual knowledge extends, for purposes of this Agreement, only to information obtained by Custodian from Customer regarding securities holdings of Customer during the term of the then-current Agreement between Customer and Custodian. Securities held by Customer that are either not in the Account or that were held prior to the time that Custodian began to provide the Services are deemed to be outside of the actual knowledge of Custodian and Customer is solely responsible for obtaining information related to Class Actions that include as participants in the class thereof holdings outside of the knowledge of Custodian.

12. INDEMNIFICATION. Custodian shall not be liable for, and Customer agrees to indemnify and hold harmless Custodian and any nominee appointed pursuant to the terms hereof, from and against any loss, damage, cost, expense (including attorneys’ fees and disbursements), liability or claim of any third party arising directly or indirectly (a) from the fact that any of the Property is registered in the name of any such nominee, or (b) from any action or inaction by the Custodian or such nominee (i) at the request or direction of or in reliance on the advice of Customer, or (ii) upon Proper Instruction, or (c) generally, from the performance (or absence or lack thereof) of its obligations under this Agreement; provided, however, that neither Custodian nor any nominee shall be indemnified and held harmless from and against any such loss, damage, cost, expense, liability or claim arising from Custodian’s or such nominee’s gross negligence or willful misconduct. If Customer requests Custodian to take any action with respect to Property that may, in the opinion of Custodian, result in Custodian or its nominee becoming liable for the payment of money or incurring liability of some other form, Custodian shall not be required to take such action until Customer shall have provided indemnity therefore to Custodian in an amount and form satisfactory to Custodian.

13. LIMITATION OF WARRANTIES. OTHER THAN THE EXPRESS WARRANTIES (IF ANY) MADE IN THIS AGREEMENT, CUSTODIAN DISCLAIMS ALL WARRANTIES INCLUDING, WITHOUT LIMITATION, ANY EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE CAD AND SECURITIES WORKSTATION SYSTEMS, AND ALL PRODUCTS AND SERVICES PROVIDED HEREUNDER. Without limiting the foregoing, Custodian shall not be liable for lost profits, lost business or any incidental, consequential or punitive damages (whether or not arising out of circumstances known or foreseeable by Custodian) suffered by Customer, its customers or any third party in connection with any of the products or services made available hereunder. Custodian’s liability under this Agreement shall in no event exceed an amount equal to the lesser of (i) actual monetary damages incurred by Customer or (ii) an amount not to exceed one-half of the net fees paid to Custodian within the prior three calendar months immediately preceding the date on which Custodian received a written notice from Customer regarding such damages or, in the event of liability arising from Custodian’s gross negligence or willful misconduct, twelve months fees paid to Custodian within the prior twelve calendar months immediately preceding the date on which Custodian received a written notice from Customer regarding such damages. In no event shall Custodian be liable for any matter beyond its reasonable control, or for damages or losses wholly or partially caused by the Customer, or its employees or agents, or for any damages or losses which could have been avoided or limited by Customer giving prompt written notice to Custodian. Customer shall bring no cause of action, regardless of form, more than one year after the cause of action arose.

14. LIQUID FUNDS. Custodian shall not be liable for, or considered to be the custodian of, any cash belonging to Customer or any money represented by a check, draft or other instrument for the payment of money, until Custodian or its agents actually receive such cash or collect on such instrument. So long as and to the extent that it is in the exercise of reasonable care, Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received or delivered by it pursuant to this Agreement. Custodian shall not be required to enforce collection, by legal means or otherwise, of any money or property due and payable with respect to any Property held in the Account if such Property is in default or payment is not made after due demand or presentation.

15. CONFIDENTIAL RECORDS. Custodian shall treat all records and information relating to Customer and the Account as confidential, except that it may disclose such information after prior approval of Customer, such approval not to be unreasonably withheld. Custodian will be authorized to disclose any information regarding Customer, the Property, and the Account that is required to be disclosed by any law, governmental regulation or court order in effect without having received Customer’s prior approval.

16. CONFIDENTIALITY. Customer acknowledges that the Information is of a confidential nature, and is a valuable and unique asset of Custodian’s business. During the term of this Agreement and following the expiration or termination thereof, Customer shall not make or permit disclosure of any Information to any person or entity (other than to those employees and agents of Customer who participate directly in the performance of this Agreement and need access to Information). Upon termination of this Agreement, Customer shall deliver to Custodian all manuals, memoranda and other papers and all copies thereof, relating in any way to the Information, including the CAD and FTD Systems, the Applications, the Interfaces or to the Custodian. Customer acknowledges that it does not have nor can Customer acquire any right in or claim to the Information. Customer shall take all necessary steps, including having its employees and agents execute and deliver to Custodian such documents as Custodian deems reasonably necessary, to cause them to comply with the terms of this Section 16. Customer acknowledges that the injury which would be sustained by Custodian as a result of the violation of this provision cannot be compensated solely by money damages, and therefore agrees that Custodian shall be entitled to injunctive relief and any other remedies as may be available at law or in equity in the event Customer or its employees or agents violate the provisions contained in this Section 16. The restrictions contained in this Section 16 shall not apply to any information that becomes a matter of public knowledge, other than through a violation of this Agreement or other agreements to which Custodian is a party.

17. STATEMENTS. Customer agrees to review statements and reports, including those provided via the Workstations, if applicable, promptly on receipt. Inquiries regarding any valuations or other reports must be submitted to Custodian within thirty days of the receipt of the Custodian’s statement or report, and on expiration of this period, statements and reports shall be deemed correct and accepted by Customer. Express or tacit approval of such statement or report implies acceptance of the various entries listed therein and approval of any reservations made by Custodian. Thereafter, Customer assumes the responsibility to correct any and all errors.

18. FEES. Customer shall pay to Custodian when due all fees and expenses arising in connection with the Services and the Account in accordance with the Fee Schedule (as may be amended from time to time) and billed or charged according to Customer’s customer profile schedule maintained at Custodian’s place of business. Customer shall receive no less than thirty days prior notice of any changes in the Fee Schedule. If Customer fails to pay Custodian for any fees and expenses owed within thirty days after invoice, Custodian may charge such fees and expenses to any deposit account of Customer or in the name of Customer. Custodian may also assess usual and customary late payment fees for payments past due more than thirty days after invoice.

19. NO WAIVER. The failure of Custodian to insist on strict compliance, or to exercise any right or remedy under this Agreement, shall not constitute a waiver of any rights contained herein or estop Custodian from thereafter demanding full and complete compliance or prevent Custodian from exercising such remedy in the future.

20. FORCE MAJUERE. Custodian shall not be liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; strikes; epidemics; riots; power failures; computer failure and any such circumstances beyond its reasonable control as may cause interruption, loss or malfunction of utility, transportation, computer (hardware or software) or telephone communication service; accidents; labor disputes, acts of civil or military authority; governmental actions; or inability to obtain labor, material, equipment or transportation; provided, however, that the Custodian in the event of a failure or delay shall endeavor to ameliorate the effects of any such failure or delay.

21. INDEPENDENT CONTRACTOR. This Agreement is not a contract of employment and nothing contained in this Agreement shall be construed to create the relationship of joint venture, partnership, or employment between the parties. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, and their permitted transferees and assignees.

22. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements, understandings, and representations regarding the subject matter of this Agreement. No amendment to this Agreement shall be valid, unless made in writing and signed by both parties; provided, however, Custodian may amend or otherwise modify this Agreement, and any addenda, amendments, exhibits or schedules thereto, provided such modification does not create any new obligation on the part of Customer and does not materially diminish any service being provided by Custodian hereunder. Custodian shall give Customer notice of such changes by ordinary mail. This Agreement is for the benefit of, and may be enforced only by, Custodian and Customer and their respective successors and permitted transferees and assignees, and is not for the benefit, of and may not be enforced by, any third party.

23. VALIDITY AND BINDING EFFECT. Customer hereby warrants and represents to Custodian: that Customer has full power and authority to enter into this Agreement; that the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or partnership or other appropriate authorizing actions; that the execution, delivery and performance of this Agreement will not contravene any provision or constitute a default under any other agreement, license or contract, written or oral, to which Customer is bound; and that this Agreement is valid and enforceable against Customer in accordance with its terms and conditions.

24. NO ASSIGNMENT. Customer agrees not to sell, assign, sublet, pledge, hypothecate, suffer a lien upon or against, or otherwise encumber any interest in this Agreement, the CAD or FTD Systems or the Applications which may be licensed hereunder, in whole or in part. Should Custodian assign this Agreement or should the fees due hereunder be assigned, no breach or default of this Agreement by Custodian to its assignee shall excuse performance by Customer of any provision hereof.

25. SEVERABILITY. If any term or provision of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such term or provision shall not be affected thereby.

26. NO IMPLICIT DUTY. Custodian shall have no duties or obligations whatsoever except such duties and obligations as are specifically set forth in this Agreement, and no covenant or obligation shall be implied in this Agreement against Custodian.

27. COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the parties hereto on separate counterparts, each of which shall be deemed an original but all of which together shall constitute but one and the same instrument.

28. GOVERNING LAW. This Agreement will be governed by and construed according to the laws of the State of Ohio. The parties hereby consent to service of process, personal jurisdiction, and venue in the state and federal courts located in Cincinnati, Hamilton County, Ohio, and select such courts as the exclusive forum with respect to any action or proceeding brought to enforce any liability or obligation under this Agreement.

29. TERMINATION. Customer or Custodian may terminate this Agreement upon 90 days prior written notice to the other party by registered, certified or express mail. Custodian will charge fees up to and including the last day of the billing period in which the effective date of termination occurs. Notice of termination shall be effective on the date of receipt thereof. If Customer fails to designate a successor custodian on or before the effective date of termination, then Custodian shall have the right to deliver all of the Property then held in the Account to Customer. Thereafter, Customer (or the designated replacement custodian) shall be custodian of the Property and Custodian shall be relieved of all obligations under this Agreement.

Signatures follow; the remainder of this page intentionally left blank

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Customer: Triangle Capital Corporation

January 6, 2012

/s/ Garland S. Tucker, III

Signature	Date (Month/Day/Year)

Garland S. Tucker, III, Chief Executive Officer	/s/ Steven C. Lilly

Title:	Steven C. Lilly, Chief Financial Officer

Customer’s Address

3700 Glenwood Ave., #530 Raleigh, NC 27612 Fax 1-919-719-4777

BY INITIALING IN THE APPLICABLE BOX(ES) BELOW, CUSTOMER ELECTS TO SUBSCRIBE TO THE FOLLOWING SERVICES IN ADDITION TO THE STANDARD CUSTODY SERVICES:

☐ CAD ☒ Fifth Third Direct

Fifth Third Bank:

/s/ David W. Culpepper	January 17, 2012

Signature	Date (Month/Day/Year)

Vice President

Title

Custodian’s Address

Fifth Third Bank 201 North Tryon Street, Ste. 1800 (Street Address) NFT18K (Mail Location) Charlotte (City), NC (State) 28202 (ZIP)

Fifth Third Bank Schedule of Custody Services

Schedule 1

Custodian shall perform the custody services set forth below (the “Custody Services”) in connection with the maintenance of a custodial account in the name of and on behalf of Customer, in accordance with the terms and conditions of the Agreement. The Custody Services made available by Custodian are subject to change from time to time without notice; provided, however, Custodian shall endeavor to notify Customer of any changes to the below Custody Services that will affect Customer at least thirty days prior to the effective date of such changes. Capitalized terms used below have the meanings set forth in the Agreement.

A. SAFEKEEPING. Custodian will maintain in its vault or at a Depository, or sub-Custodian identified on its books as the property of the custodial account(s) of Custodian, all Property that it now or hereafter receives for the Account(s) of Customer.

B. TRADING. Custodian will, upon Proper Instructions, sell, assign, transfer, deliver, purchase or acquire securities or other property for the Account.

C. DEPOSITS OR WITHDRAWALS. Custodian will, upon Proper Instructions: (a) deliver or receive securities or other properties; and (b) transfer or make payments from the Account of such cash or securities to such person(s) specified by Customer. Unless Customer directs otherwise, excess cash will be invested in the Custodian’s investment/sweep alternatives.

D. INCOME. Custodian will collect and receive all cash or property related to, associated with or earned by, the Property as interest, dividends, proceeds from transfer, and other payments for the Account of Customer. Custodian will convert cash distributions denominated in foreign currency into United States dollars at Custodian’s then applicable rate for the account of Customer. In effecting such conversion, Custodian may use such methods or agencies as it deems necessary and appropriate at the current prevailing rates.

E. CAPITAL CHANGES. Custodian will notify Customer of capital changes, limited to those securities registered in a nominee’s name and to those securities held at a Depository or sub-custodian acting as agent for Custodian. Custodian will be responsible only if the notice of such capital change is published by Xcitek, DTC, or received by registered mail from the agent. For market announcements not yet received and distributed by Custodian’s services, Customer will provide Custodian with appropriate instructions. Custodian will, upon receipt of Customer’s response within the required deadline, affect such action for receipt or payment for the Account of Customer. For those responses received after the deadline, Custodian will affect such action for receipt or payment, subject to the limitations of the agent(s) affecting such actions.

F. PUTS. Custodian will promptly notify Customer of put options only if the notice is received by registered mail from the agent. Customer will provide Custodian with all relevant information contained in the prospectus for any security that has unique put option provisions and provide Custodian with specific tender instructions at least ten business days prior to the beginning date of the tender period.

G. SHAREHOLDER COMMUNICATIONS. Custodian will, as set forth in the Customer Profile Schedule, either receive, execute or cause to be transmitted all shareholder communications. With regard to any temporary cash investment offered by Custodian, Custodian shall respond on behalf of the Customer.

H. RECORD RETENTION. Custodian will, at all times, maintain books and records relating to the Account in accordance with its normal and customary procedures and will reasonably make available for inspection such records to duly authorized officers, employees, or agents of Customer or by legally authorized regulatory officials who are then in the process of reviewing the Customer’s financial affairs upon adequate proof to Custodian of such official status.

I. REPORTS. Custodian will provide such reports as set forth in the Customer Profile Schedule and notify the Customer of each transaction confirmation via a monthly statement of transactions and holdings.

J. COMMUNICATIONS. Custodian shall be authorized to rely upon the accuracy and genuineness of all data received through electronic means and initiated by any person authorized by Customer. In its employment of such devices, Customer will safeguard and maintain the confidentiality of all passwords or numbers and will disclose them only to those employees who are to have access to the Account. Custodian may electronically record any instructions or other telephone discussions. Custodian may electronically record any instructions given by telephone, and any other telephone discussions with respect to the Account or transactions pursuant to the Agreement.

K. OVERDRAFTS. At the discretion of Custodian in cases concerning overdrafts, the Account may be charged interest at a rate determined by Custodian in its discretion.

Fee Schedule

Schedule 2 Custody Fees Triangle Capital Corporation

PER UNIT
FEE

I.	Annual Account Maintenance

Separate Custody Accounts	$1,200.00
Assumes distinct accounts for 3 legal entities including Triangle Capital and 2 sub-funds.

II.	Transactions

Depository Eligible (DTC, FBE)	$6.00
Physical (includes documents/notes/external cash)	$25.00
Principal & Interest Paydowns	$5.00
Mutual Funds (NSCC Eligible)	$6.00
Mutual Funds (Ineligible)	$15.00
Wire Transfers (In/Out)	$6.00
Voluntary Corporate Actions	$25.00
Check Requests	$6.00
International custody fees	bid separately as needed

Minimal transactions assumed. Periodic deposit/withdrawal of physical documents and cash wire activity assumed. No international securities assumed.

III.	Monthly Maintenance Fees

Flat Monthly Fee (up to 200 holdings)	$4,000.00
Flat Monthly Fee (200-400 holdings)	$5,000.00
Flat Monthly Fee (over 400 holdings)	negotiable
International custody fees	bid separately as needed

This fee supports custody of documents/notes maintained in the custody accounts and will be negotiable if there are over 400 holdings. We also anticipate holding up to 6 external bank cash vehicles in the accounts. Our only role with these external cash accounts is to send & receive wires and to post month-end statement information. The external cash accounts will not be controlled by Fifth Third. No international securities assumed.

IV.	Systems

Fifth Third Direct Internet Reporting	included
custom interfaces	at cost

V.	Miscellaneous

Special Services - per hour fee	$75.00
Annual Minimum Fee		$ 50,000

Addendum:

This domestic fee schedule assumes usage of any one or combination of Institutional Money Market Fund(s) or BankSafe deposit account provided by Fifth Third Institutional Services for cash sweep of excess cash balances as well as reflecting up to 6 external cash accounts at other banks. This fee schedule is based upon information you have provided and assumptions we have made. We would want to mutually renegotiate this fee schedule, in the spirit of our business partnership, should your actual investment strategy or service model vary significantly from the assumptions used to develop this fee quote. Additional services not anticipated may require a separate fee quote.

Exhibit A

Minimum Specifications for Fifth Third Direct

The following is a list of minimum hardware and software components required for use of the FTD Application:

•	Our recommended browser is Microsoft Internet Explorer version 6.0, 7.0, or 8.0. The use of Firefox, Safari, Chrome, Open Source or BETA versions may have unpredictable results.

•	Internet Connection